UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 6)*

                           NitroMed, Inc.
                          (Name of Issuer)

                    Common Stock, $0.01 par value
                   (Title of Class of Securities)

                             654798503
                           (CUSIP Number)

                         Jeffrey I. Martin
                     Rho Capital Partners, Inc.
                  152 West 57th Street, 23rd Floor
                      New York, New York 10019
                            212-751-6677
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           November 18, 2008
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 6 to Schedule 13D for NitroMed, Inc., a Delaware corporation ("NitroMed" or the "Issuer"), amends a statement on Schedule 13D originally dated as of January 9, 2004, as amended as of April 14, 2004, January 16, 2006, May 9, 2006, December 14, 2006, and October 22, 2008, with respect to shares of NitroMed Common Stock, par value $0.01 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust II; Rho Investment Partners "H" L.P.; Rho Management Partners L.P.; Atlas Capital Corp.; Rho Management Ventures IV, LLC; and Rho Capital Partners Verwaltungs GmbH (collectively, the "Reporting Persons").

     This Amendment is filed to amend items 4, 6 and 7 of the statement on
Schedule 13D as previously filed, by addition of the following:


Item 4. Purpose of Transaction

On November 18, 2008, NitroMed and Archemix Corp., a privately-held Delaware corporation ("Archemix"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Archemix will merge with NitroMed in an all-stock transaction. Under the terms of the Merger Agreement, NitroMed will issue new shares of its Common Stock to Archemix stockholders, based on an exchange ratio to be determined prior to the closing of the transaction.
Under the exchange ratio formula defined in the Merger Agreement, the former Archemix stockholders are expected to own approximately 70 percent of the combined company, and the former NitroMed stockholders are expected to own approximately 30 percent of the combined company, each on a fully-diluted basis, subject to potential adjustments as described in the Merger Agreement. The merger is subject to approval by Archemix's and NitroMed's stockholders and consummation of the previously-announced sale of NitroMed's BiDil assets and other customary closing conditions. The Reporting Persons support such transaction.

The foregoing summary of the terms of the Merger Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit 2.1 to the Issuer's Form 8-K filed as of November 18, 2008, and is incorporated herein by reference.

Mark Leschly, a Reporting Person, serves on the Issuer's board of directors. The Issuer's board of directors has unanimously approved the Merger Agreement and transactions contemplated thereby, and has adopted resolutions recommending the requisite stockholder approval for consummation of such merger.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 18, 2008, in connection with the execution of Merger Agreement, certain shareholders of NitroMed, including Reporting Persons Rho Ventures IV, L.P., Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG and Rho Management Trust II, entered into a Stockholder Agreement (the "NitroMed Stockholder Agreement") with Archemix and with NitroMed. Pursuant to the NitroMed Stockholder Agreement, each NitroMed stockholder party thereto, among other matters, (1) agreed to vote its shares of NitroMed common stock in favor of adoption of the Merger Agreement and approval of the transactions contemplated under the Merger Agreement (collectively, the "Proposed Transaction"), and against the approval or adoption of any proposal made in opposition to, or in competition with the Proposed Transaction, (2) irrevocably granted to Archemix a proxy to vote its shares of NitroMed Common Stock in favor of approval of the Proposed Transaction, (3) agreed not to transfer its shares of NitroMed Common Stock prior to the expiration of the NitroMed Stockholder Agreement, (4) agreed not to solicit proposals relating to alternative transactions or enter into discussions or provide confidential information in connection with proposals for alternative transactions, and (5) agreed not to transfer any Shares of NitroMed Common Stock (or any securities convertible into or exercisable or exchangeable therefor) during the period commencing upon the effective time of the merger under the Merger Agreement, and ending 90 days after the date on which such effective time occurs with respect to 50% of such Shares, and 180 days after the effective time of the Merger with respect to the remainder of such Shares.

The foregoing summary of the terms of the NitroMed Stockholder Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit A to this Amendment No. 6 to Schedule 13D, and incorporated herein by reference.

Concurrently with execution of the Merger Agreement and the NitroMed Stockholder Agreement, on November 18, 2008, certain shareholders of Archemix, including certain of the Reporting Persons, entered into a Stockholder Agreement (the "Archemix Stockholder Agreement") with Archemix and with NitroMed. Pursuant to the Archemix Stockholder Agreement, each Archemix stockholder party thereto, among other matters, (1) agreed to vote its shares of Archemix common stock in favor of adoption of the Merger Agreement and approval of the Proposed Transaction, and against the approval or adoption of any proposal made in opposition to, or in competition with the Proposed Transaction, (2) irrevocably granted to Archemix a proxy to vote its shares of Archemix common stock in favor of approval of the Proposed Transaction, (3) agreed not to transfer its shares of Archemix common stock prior to the expiration of the Archemix Stockholder Agreement, (4) agreed not to solicit proposals relating to alternative transactions or enter into discussions or provide confidential information in connection with proposals for alternative transactions, and (5) agreed not to transfer any Shares of NitroMed Common Stock to be received by it in the Proposed Transaction (or any securities convertible into or exercisable or exchangeable therefor) during the period commencing upon the effective time of the merger under the Merger Agreement, and ending 90 days after the date on which such effective time occurs with respect to 50% of such Shares, and 180 days after the effective time of the Merger with respect to the remainder of such Shares.

The foregoing summary of the terms of the Archemix Stockholder Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit B to this Amendment No. 6 to Schedule 13D, and incorporated herein by reference.

Further in connection with the execution of the Merger Agreement, on November 18, 2008, Mark Leschly, a Reporting Person and director of the Issuer, entered into an Option Cancellation Agreement with NitroMed whereby certain options for NitroMed Common Stock held by Mr. Leschly will be deemed cancelled and will cease to be exercisable for NitroMed Common Stock or any other securities of the Issuer immediately prior to the effective time of the merger under the Merger Agreement. The foregoing summary of the terms of the Option Cancellation Agreement for Mark Leschly is qualified by reference to the full text of that agreement, which is included as Exhibit C to this Amendment No. 6 to Schedule 13D, and incorporated herein by reference.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7. Material to Be Filed as Exhibits

The following document is filed as exhibit hereto:

A.  NitroMed, Inc. Stockholder Agreement, dated as of November 18, 2008

B.  Archemix Corp. Stockholder Agreement, dated as of November 18, 2008

C. Option Cancellation Agreement, dated as of November 18, 2008, between NitroMed, Inc. and Mark Leschly

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2008



RHO CAPITAL PARTNERS, INC.

By:/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Joshua Ruch



HABIB KAIROUZ

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer for Habib Kairouz



MARK LESCHLY

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV, L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer






RHO MANAGEMENT VENTURES IV, L.L.C.


/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer




RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GMBH

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST II


/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO INVESTMENT PARTNERS "H" L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS L.P.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

/s/ Jeffrey I. Martin

   Jeffrey I. Martin, Authorized Signer